Exro Technologies Announces Application to List on Nasdaq
•Exro Technologies has submitted an initial application to list on the Nasdaq.
•Pursuing a Nasdaq listing supports Exro’s expansion plans to gain global presence and is expected to increase Exro’s visibility in the marketplace, diversify its shareholder base, and strengthen long-term shareholder value.
•Exro’s common shares will continue to trade on the OTCQB until Nasdaq approval and up-listing.

Calgary, Alberta (November 8, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that it has submitted an initial application to list on The Nasdaq Stock Market LLC (“Nasdaq“).
Pursuing a Nasdaq listing enables the Company to accelerate its business strategy in the United States and attract institutional and retail investors, while enhancing shareholder value. This initiative follows the Company’s U.S. headquarters in Mesa, Arizona announcement to further develop next-generation power electronics and aligns with its expansion plans to gain global presence.
“This year, the Exro team has made significant breakthroughs in bringing new solutions for electrification to market, “said Sue Ozdemir, Chief Executive Officer of Exro. “Listing on the Nasdaq, the second-largest stock exchange in the world, will be an important step in growing Exro’s brand and visibility while improving shareholder value as we progress on our journey to commercialization.”
The listing of the Exro’s common shares on Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, including approval of a registration statement to be filed by the Company with the U.S. Securities and Exchange Commission. Exro’s common shares will continue to trade on the OTCQB under the ticker symbol “EXROF” until Nasdaq approval and up-listing. Exro will continue to maintain the listing of its common shares on the Toronto Stock Exchange under the trading symbol “EXRO”.
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.
Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward-looking statements regarding Exro and its business include, but are not limited to, statements with respect to: the potential listing of Exro's shares on NASDAQ, the timing thereof, the benefits to be provided to the Company by a NASDAQ listing, opportunities for Exro's growth, Exro gaining a global presence, Exro's exposure to international investors and the liquidity of Exro's securities, its plans to file a Registration Statement with the SEC and any regulatory or other approvals required in connection therewith. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Exro, including risks relating to the listing of Exro's securities in the United States, a shutdown of the United States government, the NASDAQ listing not providing Exro with broadened access to international investors or enhance Exro's liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to Exro, risks associated with the geographic markets in which Exro operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the power electronics industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in Exro's filings with the Securities and Exchange Commission and Canadian Securities Commissions, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of Exro.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.